[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

October 17, 2011

Direct Dial: (212) 403-1394

Direct Fax: (212) 403-2394

E-Mail: dklam@wlrk.com

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form 10 for Atlas Resource Partners, L.P.

Ladies and Gentlemen:

On behalf of our client, Atlas Resource Partners, L.P. (“Atlas Resource Partners”), which is currently a wholly owned subsidiary of Atlas Energy, L.P. (“Atlas Energy”), we are submitting for filing with the U.S. Securities and Exchange Commission a registration statement on Form 10, in connection with the planned distribution by Atlas Energy of common units representing limited partnership interests in Atlas Resource Partners to Atlas Energy unitholders.

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1394 or my colleague, Jenna Levine, at (212) 403-1172.

Very truly yours,

/s/ David K. Lam

David K. Lam

cc:  Lisa Washington